December 4, 2018

Robert J. Simmons
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, Utah 84790

       Re: SkyWest, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed on February 26, 2018
           File No. 000-14719

Dear Mr. Simmons:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 8. Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies Passenger and Ground Handling Revenues , page 62

1. You disclose under your fixed fee agreements a portion of the compensation is to reimburse you for aircraft ownership costs. It appears under the ExpressJet United Express
      ERJ Agreement and certain aircraft operating under fixed-fee contracts with Delta your aircraft ownership costs are nominal as the airline partner provides the aircraft to you for a nominal amount. Please tell us the basis for the total amount of compensation received by you under these arrangements in which you are provided aircraft at nominal cost and how you determine the amount of the compensation deemed to be rental income to you. Also clarify for us the form of the total compensation received by you under these arrangements, for example, all in cash or some other basis, or a combination of cash and some other basis. If the compensation is on some other basis, please tell us the basis and
 Robert J. Simmons
SkyWest, Inc.
December 4, 2018
Page 2
         how the value is determined.
Note 5. Commitments and Contingencies, page 73

2. You disclose the trusts through which you lease your aircraft are variable interest entities.
         However, since these are single owner trusts in which the Company does not participate you are not considered the primary beneficiary. Please clarify what you mean by "the
         Company does not participate." Additionally, tell us who is the owner of the trusts and describe for us the material features of these trusts, your association/interaction with them in leasing your aircraft from them and the basis for your conclusion that you are not the primary beneficiary. Further, tell us if you guarantee any portion of the residual values of the leased assets or have a fixed price purchase option to acquire the leased assets at the end of the lease terms.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



FirstName LastNameRobert J. Simmons                             Sincerely,
Comapany NameSkyWest, Inc.
                                                                Division of
Corporation Finance
December 4, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName